Endorsement No.: 8

This endorsement, Effective on   04/01/2025   at 12:01 A.M. standard time, forms a part of

Policy No. 02 FI 0439429-24   of the   HARTFORD FIRE INSURANCE CO.

Issued to MONACHIL CAPITAL PARTNERS, LP

A. Morris Tooker, President

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
POLICY CHANGE

1. ☐ Policy Premium Changed To: $
2. ☐ Insured's Name Changed To: (see description or endorsement listed below)
3. ☐ Insured's Address Changed To: (see description or endorsement listed below)
4. ☐ Anniversary Date Is Changed To:
5. ☐ Additional Insured(s) or Subject(s) of coverage added
6. ☒ Additional Premium: $ 403
7. ☐ Return Premium: $
8. ☐ Limit of Liability Changed To: $

9. ☐ Deductible/Retention Changed To:
10. ☒ Expiration Date Is Changed To: 07/17/2025
11. ☐ Additional Insured(s) or Subject(s) of coverage deleted
12. ☐ Policy Provision(s) Added
13. ☐ Policy Provision(s) Deleted
14. ☐ Exercise Discovery Period, Extended Reporting Period or Tail Coverage Option.
15. ☐ Other (see description or endorsement listed below)

Description of Policy Changes:

It is hereby agreed and understood that Item 3 (Policy Period) on the Declarations page of the policy is amended to read 04/01/2024 - 07/17/2025 for an additional pro-rated premium of $403. All other terms and conditions remain unchanged.

Name and number of Endorsement(s) made part of the policy:

Appendix A

The following resolution was adopted by the Board of Trustees (the "Board") for Monachil Credit Income Fund (the "Fund") at the regular Meeting of the Board held February 25, 2025.

Authorization of Renewal of the Joint Fidelity Bond Coverage

Proposed Resolutions to be Adopted by the Trustees of Monachil Credit Income Fund,

Including a Majority of the Independent Trustees Voting Separately

WHEREAS, the Fund is required to and in fact currently maintains a Fidelity Bond in the minimum amount specified by Rule 17g-1 under the 1940 Act; and

WHEREAS, in order to continue to maintain the required bond the Fund must apply for continuing fidelity bond coverage; and

WHEREAS, the current fidelity bond is a joint fidelity bond covering both the Fund and the Adviser, and in order to continue to maintain the required bond, the Fund must apply for continuing fidelity bond coverage.

IT IS THEREFORE RESOLVED, that the appropriate officers of the Fund be, and they hereby are authorized to apply for fidelity coverage for the Fund and the Adviser in the amount required by Rule 17g-1; and it is

FURTHER RESOLVED, that the appropriate officers of the Fund be, and each of them hereby is, authorized to obtain fidelity coverage for the Fund as required by the Rule and, upon receipt thereof, to file a copy of said joint fidelity bond with the SEC in accordance with the requirements of Rule 17g-1 under the 1940 Act; and it is

FURTHER RESOLVED, that the policy obtained by the officers of the Fund is anticipated to be a shorter term policy to allow additional time to review additional policies; and it is

FURTHER RESOLVED, that the officers of the Fund are authorized to execute the fidelity bond on behalf of the Fund and make, or cause to be made, the filings and give the notices required by Paragraph (h) of Rule 17g-1.

JOINT FIDELITY BOND AGREEMENT

This JOINT FIDELITY BOND AGREEMENT dated as of June 8, 2022 by and between Monachil Credit Income Fund (the "Fund"), a Delaware statutory trust, and Monachil Capital Partners L.P. (the "Adviser"), a Delaware limited partnership.

W I T N E S S E T H:

WHEREAS, the Fund and the Adviser are joint named insureds (each, an "Insured" and collectively, the "Insureds") under a fidelity bond from time to time in effect (the "Bond");

WHEREAS, the Fund is required to provide and maintain a fidelity bond pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act");

WHEREAS, Rule 17g-1 under the 1940 Act requires that the Insureds enter into an agreement with each other, containing certain provisions regarding the respective amounts to be received by them in the event recovery is received under the Bond as a result of a loss sustained by them; and

WHEREAS, this Agreement has been approved by the trustees of the Fund, including a majority of the trustees who are not "interested persons" of the Fund (as defined in the 1940 Act).

NOW THEREFORE, the parties hereto, in consideration of the premises and the mutual covenants contained herein, hereby agree as follows:

1. Each Insured agrees to maintain in effect, and will pay a portion of the premiums for, the Bond, which premium will be allocated prorata according to the relative premium that such Insured would pay for separate fidelity bond coverage.

2. In the event recovery is received under the Bond as a result of a loss sustained by each Insured, each Insured shall receive an equitable and proportionate share of the recovery, but each Insured shall receive an amount at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act.

3. Each party shall, within ten days after making any claim under the Bond, provide the other party with written notice of the amount and nature of such claim. Each party shall, within ten days after the receipt thereof, provide the other party with written notice of the terms of settlement of any claim made under the Bond by such party.

4. This Agreement and the rights and duties hereunder shall not be assignable by any party hereto without the written consent of the other party.

5. This Agreement may be amended by the parties hereto only if such amendment is approved by the Board of Trustees of the Fund and such amendment is set forth in a written instrument executed by each of the parties hereto.

6. This Agreement shall be construed in accordance with the laws of the State of New York.

This agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, this Agreement has been executed by the parties as of the date first set forth above.

MONACHIL CREDIT INCOME FUND

DocuSigned by:

By: Ali Meli

1A1D37591AED4E4...

Name: Ali Meli
Title: President and Chief Executive Officer

MONACHIL CAPITAL PARTNERS L.P.

By:

DocuSigned by:

By: Joseph McNeila

E45CA3CA4781493...

Name: Joseph McNeila
Title: President, Chief Financial Officer and Chief Operating Officer